EXHIBIT 12

HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Three Months Ended March 31,	2010	2009

	(dollars are
	in millions)

Net income (loss)	$(603)	$872
Income tax benefit (expense)	330	(855)

Income (loss) before income tax expense (benefit)	(933)	1,727

Fixed charges:
Interest expense	867	1,167
Interest portion of rentals(1)	5	22

Total fixed charges	872	1,189

Total earnings (loss) as defined	$(61)	$2,916

Ratio of earnings (loss) to fixed charges	(.07)	2.45
Preferred stock dividends(2)	14	14
Ratio of earnings (loss) to combined fixed charges and preferred stock dividends	(.07)	2.42

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.